Contact

www.linkedin.com/in/cassiosantosjr (LinkedIn)

Top Skills

Full-Stack Development
Machine Learning
Computer Vision

Languages

Portuguese
English

Publications

Extending Face Identification to Open-Set Face Recognition

Smart Surveillance Framework: A Versatile Tool for Video Analysis

Partial Least Squares for Face Hashing

Dyfusion: Dynamic IR/RGB Fusion for Maritime Vessel Recognition

Learning to Hash Faces Using Large Feature Vectors

Patents

Blower system to separate constituents of agricultural biomass

Item Inventory Management System with Vacuum Operated Robotic Card Sorter

Cassio E. Santos Jr.

Computer Vision, Artificial Intelligence, Full Stack Developer
Los Angeles, California, United States

Summary

Skilled Computer Science professional with over 10 years of experience, a Master's in Computer Vision, and substantial research experience. An innovative and results-driven entrepreneur who successfully transitioned from an incomplete Ph.D. to establishing and leading a robotics company. Specializes in rapid prototype creation to assess product traction and maximize business impact. Thrives in agile, small team environments and exhibits strong leadership in driving projects to completion.

Experience

Sorting Robotics
Founder
January 2018 - Present (6 years 9 months)

https://www.sortingrobotics.com/

Delver Lab
Founder and sole developer
February 2016 - Present (8 years 8 months)

https://delverlab.com/

University of California, Riverside
Research Assistant
September 2016 - December 2018 (2 years 4 months)

Dean's Distinguished Fellowship

Working at VisLab - http://vislab.ucr.edu

Advisor: Bir Bhanu

Smart Sense Laboratory
Research Assistant
March 2015 - December 2015 (10 months)

LG Electronics Grant - VPR - UFMG

Advisors: William Robson Schwartz, Jefferson A. dos Santos.

Smart Sense Laboratory
Research Assistant
August 2013 - December 2014 (1 year 5 months)

CAPES/PROEX

Institute of Research in Computer Science and Random Systems
Research Assistant
January 2014 - March 2014 (3 months)
Rennes Area, France

Universidade Federal de Minas Gerais
3 years

Internship
August 2012 - July 2013 (1 year)

Department of Transportation and Geotechnical Engineering (ETG).
Designed and developed software for railroad analysis. Responsible for
panoramic video recording of railroads.

Research Assistant
August 2010 - July 2012 (2 years)

Núcleo de Processamento Digital de Imagens, UFMG.
Advisor Arnaldo de A. Araújo. In collaboration with Marcelo Coelho.
Content-Based Information Retrieval in Panoramic Videos from Urban Scenes.

Sisloc Softwares
Internship
March 2009 - February 2010 (1 year)

Developing software for rental and finance management.

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Education

Y Combinator
Winter 2019 Batch · (2019 - 2019)

University of California, Riverside
PhD (Dropped), Computer Science · (2016 - 2018)

Universidade Federal de Minas Gerais
Master's degree, Computer Science · (2013 - 2015)

Universidade Federal de Minas Gerais

Bachelor's degree, Computer Science · (2009 - 2013)